

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

April 24, 2018

Via E-mail
Timothy D. Hart
Senior Vice President
First National Bank of Omaha
1620 Dodge Street
Stop Code 3271
Omaha, Nebraska 68197

> **Re:** **First National Master Note Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 29, 2018**
> **File No. 333-140273-01**

Dear Mr. Hart:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 34.1

1. We note that the Independent Registered Public Accounting Firm Attestation Report prepared by Deloitte & Touche LLP lists Items 1122(d)(4)(xi), 1122(d)(4)(xii), and Item 1122(d)(4)(xiii) as inapplicable servicing criteria. The corresponding Report on Assessment of Compliance with Servicing Criteria filed by First National Bank of Omaha as Exhibit 33.1 does not indicate that these servicing criteria were inapplicable to the Platform for the subject reporting period. Please revise as necessary to reconcile these reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Lori Neimeyer, First National Bank of Omaha
        Mark Ellis, Kutak Rock